

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 1, 2017

Ted W. Owen
Chief Executive Officer
Team, Inc.
13131 Dairy Ashford, Suite 600
Sugar Land, TX 77478

> **Re:** **Team, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Form 8-K filed May 10, 2017**
> **File No. 001-08604**

Dear Mr. Owen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed May 10, 2017

> In future filings, please remove the description "non-routine" from any non-GAAP adjustment that has occurred in the prior two years or is reasonably likely to recur within the next two years. Please refer to Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jamie Kessel at (202) 551-3727 or Terry French at (202) 551-3828 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications